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FILED VIA EDGAR

March 15, 2021

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: Victory Portfolios

File Nos.:33-8982 and 811-4852

Dear Mr. Cowan:

On behalf of Victory Portfolios (the "Registrant"), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the "Commission") relating to Post-Effective Amendment No. 185 to the Registrant's Registration Statement on Form N-1A ("Form N-1A") (File No.: 33-8982), filed on December 16, 2020. On February 25, 2021 (and subsequently corrected on February 26, 2021), the Registrant filed Post-Effective Amendment No. 186, which delayed, until March 10, 2021, the effectiveness of PEA 185. On March 9, 2021, the Registrant filed Post-Effective Amendment No. 189 to its Form N-1A to delay effectiveness until March 15, 2021. On or about March 15, 2021, the Registrant plans to file Post-Effective Amendment No. 190 to incorporate the responses to the Staff's comments described below.

Below we identify in bold the Staff's comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A. We have attempted to restate accurately the Staff's comments, which the Staff provided on January 29, 2021. Page references correspond to the PDF version of the Form N- 1A.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

Prospectus

1)Page 1: Please provide a representation that confirms the registration statement will not be sold on until after the reorganization is consummated.

Response: The Registrant confirms that it will not sell any shares to the public based on the Form N-1A until after the reorganization with the THB Asset Management MicroCap Fund has been consummated (other than the shares to be issued in connection with the reorganization and the initial share).

2)Page 2: Please update with ticker symbols when available.

Response: The Registrant will update the prospectus to include all tickers for the share classes.

3)Page 3, Summary: Please explain to the staff what will be included in the brackets.

Response: The name of the Fund will be Victory THB US Small Opportunities Fund.

4)Page 4: Annual Fund Operating Expenses: Please include a completed fee table, [without brackets] in correspondence with the rest of your responses to comments at least five days prior to go going effective.

Response: A completed fee table, without brackets, is attached to this correspondence as Exhibit A.

5)Page 4: Annual Fund Operating Expenses: Since the predecessor Fund is the accounting survivor, please clarify footnotes to state that the management fee and other expenses are restated to reflect management fee and other expenses of the new Fund.

Response: The Registrant will add the requested disclosure.

6)Page 4: Annual Fund Operating Expenses: We do not think it is appropriate for Victory Capital Management ("Victory Capital") to recoup fees and expenses previously waived or reimbursed by the former adviser since that agreement will terminate upon closing of the reorganization.

Response: Victory Capital will not recoup fees and expenses previously waived or reimbursed by the former adviser. The Registrant will revise the relevant disclosure accordingly.

7)Page 4: Annual Fund Operating Expenses: Please also confirm that the Registrant conducted a FAS 5 analysis and concluded that recoupment is not probable. Please confirm that Registrant has provided the Fund's auditor with a FAS 5 analysis.

Response: The Registrant represents that, consistent with its procedures, it has conducted the FAS 5 analysis with respect to recoupment of fees waived or expenses reimbursed in the past. The Registrant has concluded that recoupment is not probable as it does not believe that the conditions of FAS 5 will require the Victory THB US Small Opportunities Fund to record a liability for the potential recapture of fees waived or expenses reimbursed. The Registrant notes that, in its experience with respect to other Funds in the complex, historically the Adviser has been able to recapture limited amounts of fees waived or expenses reimbursed within the time period allowed under the applicable Expense Limitation Agreement.

Although Fund has not yet commenced operations, the Registrant represents that it will provide the Fund's independent auditors with a current FAS 5 analysis with respect to the Fund's next fiscal year-end.

8)Page 4: Annual Fund Operating Expenses: Please note that the following sentence should be deleted if the waiver/reimbursement is not triggered: "The amounts shown reflect any fee waiver/expense reimbursement in place through its expiration date."

Response: As reflected in the updated fee table, the fee waivers/expense reimbursements will be triggered. Accordingly, the Registrant believes that including this disclosure remains appropriate.

9)Page 4: Principal Investment Strategy: Please use a term different from "smaller" to avoid confusing with small cap companies.

Response: The Registrant has revised the disclosure to remove the reference to "smaller" companies.

Note that with the addition of the term "US Small Opportunities" to the name of the Fund, the Registrant will revise the principal investment strategy to state that under normal circumstances, the Fund will invest at least 80% of its assets in equity securities of U.S. micro-capitalization companies. (Emphasis added.)

10)Page 5: Principal Risks: We note that COVID-19 risks mentioned in the Item 9 risk section (Stock Market Risk-Geopolitical). Please explain why COVID-19 risk is not included in the summary.

Response: In the summary prospectus, the Registrant refers generally to public health crises under Equity Risk and pandemic risk under Stock Market Risk and believes it is appropriate to explain this risk in more detail in response to Item 9.

11)Page 5: Principal Risks: Consider whether the investment strategy should refer to investing in "foreign securities" rather than just "ADRs." In addition, GDRs are not mentioned in the strategy disclosure; please revise as appropriate.

Response: The Registrant will add references to foreign securities and GDRs in the strategy disclosure.

12)Page 5: Principal Risks: Considering that the Fund's principal strategy includes investing in ADRs and GDRs, please disclose the unique risks of these investments (e.g., may be less liquid than the underlying shares in their primary trading market).

Response: The Registrant will add appropriate risk disclosures about ADRs and GDRs.

13)Page 5: Principal Risks: Consider adding Brexit risk.

Response: The Registrant does not expect to invest more than 5% of its assets in securities of UK issues, and thus believes that the Brexit risk disclosed in the Statement of Additional Information (the "SAI") is adequate and appropriate.

14)Page 5: Principal Risks: Please disclose the sectors mentioned in the "Sector Focus Risk" in the strategies section above.

Response: The Registrant will disclose the sectors in which the Fund has made significant investments as of the date of the prospectus in the strategies section.

15)Page 6: Investment Performance: Please either delete the following disclosure or revise this disclosure as it is neither permitted nor required: ""the performance may have been higher or lower for a given period depending on the expenses incurred by the Predecessor Fund for that period."

Response: The Registrant will revise this sentence to comply with the staff's comment.

16)Page 6: Investment Performance: Please delete the following sentence as it is neither permitted nor required: "Due to differing charges and expenses, the performance of the classes not shown in the bar chart will differ."

Response: The Registrant will delete this sentence in response to the staff's comment.

17)Page 7: Management of the Fund: Please add "and jointly" after "primarily responsible."

Response: The Registrant will revise the disclosure to state that the "portfolio managers are jointly and primarily responsible . . ."

18)Page 8: Additional Fund Information: For completeness in Item 9 disclosure, please add that the Fund invests in equity securities of microcap companies with an appropriate definition. Also, please disclose the sectors that the fund will focus in.

Response: The Registrant will revise the disclosure consistent with the staff's comments.

19)Page 8: Additional Fund Information: Add the following disclosure to the

Summary: "In constructing the Fund's portfolio, the Adviser uses a bottom-up fundamental research process that utilizes both quantitative and qualitative analysis to identify investment opportunities."

Response: The Registrant will add the referenced disclosure to the Summary.

20)Page 8: Additional Fund Information: The paragraph beginning "The Fund may invest in cash or cash items for investment purposes or. . ." should be briefly summarized in the Summary (along with any corresponding risk disclosure as appropriate). Also, please supplementally explain why the Fund may invest in cash or cash items for investment purposes, or revise the disclosure.

Response: The Registrant does not intend to hold cash as part of its part of its principal investment strategy. The Registrant will clarify that under adverse, unstable or abnormal market conditions, when it is unable to pursue or achieve its investment objective, the Fund may invest for temporary purposes, in high-quality fixed income securities, cash and cash equivalents. Similarly, the Fund may, for cash management purposes, hold all or a portion of its assets in cash, short-term money market instruments or shares of other investment companies.

21)Page 8: Additional Fund Information. Please add the Fund's investment objective per item 9(a) and whether the investment objective can be changed without shareholder approval.

Response: The Registrant will add the Fund's investment objective and disclose that it can be changed without shareholder approval.

22)Page 9: Additional Fund Information: Foreign Securities: Please confirm supplementally that, in accordance with Item 3, Instruction 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the respective Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: The Registrant confirms that it will include the AFFE disclosure to the extent required.

23)Page 15: Choosing a Share Class: Please confirm supplementally that this Fund will not be sold in a stand-alone prospectus and that these other share classes are applicable to other funds

Response: The Registrant intends to sell the Fund in a stand-alone prospectus, offering two classes of shares. Registrant will disclose that share classes referred to in this section that are not offered in this prospectus relate to share classes offered by other funds.

24)Page 43: Investment Objectives, Policies and Limitations and Page 44: Investment

Objectives, Policies and Limitations: Illiquid Securities. Please change reference to "illiquid securities" to "illiquid investments" Here and throughout the prospectus and SAI

Response: The Registrant will revise this disclosure consistent with the staff's comment.

25)Page 62: Brexit Risk: Please update this disclosure to mention that the withdrawal agreement was entered into and the consequences of that agreement.

Response: The Registrant will update the disclosure in a manner consistent with the staff's comment.

26)Page 92: Management Fee Waiver/Expense Reimbursement: This disclosure does not mention the recoupment of the prior adviser's fees and expenses.

Response: Victory Capital will not recoup fees and expenses previously waived or reimbursed by the prior adviser. The Registrant will revise the relevant disclosure accordingly.

27)Page 118: Financial Statements: Please include a hyperlink to the audited financial statements of the Fund for the fiscal year ended October 31, 2020.

Response: The Registrant will add a hyperlink to the predecessor fund's audited financial statements.

28)Page 118: Financial Statements: Please file a consent of the prior auditor as an exhibit to the registration statement.

Response: The Registrant will obtain and file a consent of the prior auditor as an exhibit to the registration statement.

Should you have any additional questions concerning the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris

cc:Board of Trustees, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc. Erin G. Wagner, Victory Capital Management Inc. Scott Stahorsky, Victory Capital Management Inc. Nathan Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP

Exhibit A

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and your immediate family invest, or agree to invest in the future, at least $50,000 in the Victory Funds. More information about these and other discounts is available in Investing with the Victory Funds on page 16 of the Fund's Prospectus, in Appendix A — Variations in Sales Charge Reductions and Waivers Available Through Certain Intermediaries and from your financial intermediary.

Shareholder Fees (paid directly from your investment)

	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases	5.75%	None
(as a percentage of offering price)
Maximum Deferred Sales Charge (load)	None¹	None
(as a percentage of the lower of purchase or sale price)

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees2	1.15%	1.15%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Other Expenses	3.57%2	0.15%2
Total Annual Fund Operating Expenses	4.97%	1.30%
Fee Waiver/Expense Reimbursement	(3.27)%3	(0.05)% 3
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense	1.70%3	1.25%3
Reimbursement

1A contingent deferred sales charge of 0.75% may be imposed on Class A shares with respect to purchases of $1,000,000 or more that are redeemed within 18 months of purchase. For additional information, see the section entitled Choosing a Share Class.

2The Fund expects to commence operations upon the reorganization of the Fund with the THB Asset Management MicroCap Fund, a series of Advisors' Inner Circle Fund (the "Predecessor Fund"). The reorganization is expected to occur after close on April 30, 2021. "Management Fees" and "Other Expenses" are restated to reflect the Fund's current management fees and other expenses estimated for the current fiscal year rather than the fees and expenses of the Predecessor Fund, which is the accounting survivor.

3Victory Capital Management Inc., the Fund's investment adviser, ("Adviser") has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual operating expenses (excluding certain items such as interest, taxes and brokerage commissions) do not exceed 1.70% and 1.25% of the Fund's Class A and Class I shares, respectively, through at least April 30, 2023. The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to the lesser of any operating expense limits in effect at the time of: (a) the original waiver or expense reimbursement; or (b) the recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund's Board of Trustees.